Exhibit 99.2

                            ASSET PURCHASE AGREEMENT


         THIS AGREEMENT is made as of the 13th day of August, 2004, by and between Ag-Bag International Limited, a Delaware corporation ("Seller") and Miller St. Nazianz, Inc., a Wisconsin corporation ("Buyer").

                                    RECITALS
                                    --------

         WHEREAS, Seller is engaged in the manufacture and sale of complete sealed plastic storage systems for agricultural and environmental uses (the "Business"). Buyer desires to purchase and Seller desires to sell substantially all of the assets owned by and/or used by Seller in the operation of the Business, upon the terms and conditions hereinafter set forth.

                                    AGREEMENT
                                    ---------

         NOW, THEREFORE, in consideration of the warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

         1.   PURCHASE AND ASSIGNMENT OF ASSETS OF SELLER.

              1.1 PURCHASED ASSETS. Seller shall sell, transfer, assign, convey and deliver to Buyer, free and clear of all liens, security interests, claims and encumbrances, except for (i) taxes not yet due and payable and (ii) those liens, security interests and the rights of lessors under certain leases and of licensors under certain licenses, none of which, alone or in the aggregate materially interfere with the present use of the following or the operation of the Business (as scheduled on Schedule 1.1, the "Permitted Encumbrances"), taken as a whole, and Buyer will acquire, on the Closing Date (as hereinafter defined) all right, title and interest in and to all of the assets owned by or used by Seller in the operation of the Business (the "Purchased Assets"), except those Excluded Assets set forth in Section 1.2 below, as follows:

                   (a) All inventory usable by Seller in the operation of the Business and accepted by Buyer ("Inventory");

                   (b) All machinery, equipment, cranes and other building fixtures, jigs and manufacturing fixtures, furniture, office supplies, vehicles, software programs, computer printouts, telephone systems and numbers, data bases and all related maintenance parts ("Equipment");

                   (c) All software products and any other proprietary products and related object, source, and all other computer programming codes, graphics sources, scripts, user manuals and instructions, and related items developed by Seller or used in Seller's business, subject, however, to the rights of the licensors under all applicable licenses;

                   (d) All technical information, documentation and descriptive materials used in connection with or otherwise related to the Seller's business;

                   (e) All patents, trademarks, service marks, trade names, copyrights, inventions, trade secrets, discoveries, and all rights to sue for past, present or future infringement
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or appropriation thereof, internet domain names, formulas and other proprietary know-how, whether or not patentable and any other intellectual property;

                   (f) All rights and interests in and to purchase orders, license agreements, maintenance and service agreements and other contracts with Seller's customers, sales orders issued to Seller's suppliers, leases of personal and real property, and other contracts with Seller's suppliers (the parties expressly acknowledge herein that Seller's existing contract with Up North Plastics, Inc. dated December 20, 1991, and as amended June 19, 2002, February 1, 1993, November 17, 1993, December 20, 1995, and February 2, 2000 shall not be assigned to Buyer and Buyer shall not assume said contract) and, in addition to the foregoing, any other contracts of Seller which Buyer expressly elects to assume, provided that in each case Seller obtains any required consent of third parties to the assignment thereof to Buyer, or Buyer in its sole discretion waives same ("Contracts");

                   (g) All books and records, including all customer lists, sales and promotional materials, warranty records, personnel records, payroll records, product engineering and development records and research and development records; and

                   (h) All other assets and rights of Seller, unless expressly listed as Excluded Assets in Section 1.2.

              1.2 EXCLUDED ASSETS. The following assets and rights owned or leased by Seller, as the case may be, shall not be sold by Seller to Buyer and shall be retained by Seller following the Closing ("Excluded Assets"):

                   (a)  All cash;

                   (b)  All accounts receivable;

                   (c)  All real estate;

                   (d)  The paint booths and systems;

                   (e)  The Visual computer system;

                   (f) Seller's corporate minute and stock record books and corporate seal, general accounting records and books of original entries, checkbooks and cancelled checks, and tax returns, reports and related records; and

                   (g) Seller's rights and interest in and to any contracts not assumed by Buyer, if any.

              1.3 DELIVERY OF PURCHASED ASSETS. At the Closing, Seller shall transfer and assign all of the Purchased Assets to Buyer by delivery to Buyer of an appropriate bill of sale, assignment documents and such other instruments of transfer and conveyance as shall be necessary to vest in Buyer full and complete ownership, and legal and equitable title, to the Purchased Assets free and clear of any and all liens and encumbrances of any kind or nature whatsoever except for the Permitted Encumbrances; all such documents to be in form and substance satisfactory to counsel for Buyer.





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         2.   PURCHASE PRICE.

              2.1 AMOUNT OF PURCHASE PRICE. As consideration for the Purchased Assets, Buyer will assume the Assumed Liabilities and will pay to Seller an amount equal to the following (the "Purchase Price"):

                   (a) The amount of inventory on hand of new finished goods and components equal to the amount of such inventory items that were sold or used in the manufacturing process during the twelve (12) month period prior to Closing, valued at actual cost; plus the amount of other inventory items, accepted by Buyer, valued at Seller's cost less accumulated reserve; plus

                   (b) The amount of inventory on hand of new repair parts equal to the sales of such repair parts during the twenty-four (24) month period prior to Closing valued at actual cost; plus the amount of other repair parts inventory, accepted by Buyer, valued Seller's cost less accumulated reserve; plus

                   (c) The amount of inventory on hand of used finished goods, accepted by Buyer, valued at the lower of cost or net book value (cost minus accumulated reserves for each machine) times 85%; plus

                   (d) The amount of Equipment valued at the depreciated book value of each item; plus

                   (e) One Million Two Hundred Thousand Dollars ($1,200,000); minus

                   (f) The amount of the warranty expense accrued by Seller during the twelve (12) month period prior to Closing.

              2.2 ALLOCATION OF PURCHASE PRICE. The Purchase Price should be allocated among the Purchased Assets as provided on Schedule 2.2 to be attached hereto at the Closing and incorporated herein by this reference to be prepared by mutual agreement of Seller and Buyer.

         3. ASSUMPTION OF LIABILITIES. At the Closing, Buyer will only assume and perform the obligations of Seller (i) arising from and after the Closing associated with the ownership of the Purchased Assets, including, but not limited to, the Contracts and (ii) arising from and after the Closing associated with the operation of the Business (collectively, the "Assumed Liabilities"). Except for the Assumed Liabilities, Seller is retaining all of its debts, liabilities and obligations existing as of the Closing and Buyer will not assume and will not be obligated to pay, perform or discharge any debts, liabilities or obligations of Seller, whether actual or contingent including, without limitation and if any, obligations relating to Seller's plastic supply agreement with Up North Plastics, Inc., employee pension, profit sharing, vacation, health insurance or any other employee benefits, income taxes, sales or use taxes, or product warranty or product liability claims arising prior to or as a result of the Closing.

         4. CLOSING DATE. The closing (consummation of the transactions contemplated by this Agreement) ("Closing") shall take place at Seller's corporate office on October 29, 2004, or at such other time and place as the parties may agree ("Closing Date").




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         5.   REPRESENTATIONS OF SELLER. For purposes of this Section 5:

                   (a) References to the "knowledge" of Seller means the actual knowledge of Seller's management personnel; and

                   (b) No specific representation or warranty shall limit the applicability of a more general representation or warranty.

         Seller hereby represents to the Buyer as follows:

              5.1 SELLER'S ORGANIZATION. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the corporate power to own the Purchased Assets associated with the Business as it is now being conducted and is qualified to do business and is in good standing in all states where it does business.

              5.2 SELLER'S AUTHORITY. The execution and delivery of this Agreement, and all documents to be executed and delivered by Seller pursuant to this Agreement, have been duly and validly authorized Board of Directors of Seller, and at the Closing, will have been duly approved by the stockholders of Seller. This Agreement is, and such other documents when executed and delivered by Seller will be, valid and binding obligations of Seller enforceable in accordance with their respective terms.

              5.3 TITLE TO AND CONDITION OF PROPERTY. On the Closing Date, (a) Seller shall have good and marketable title to, undisputed possession of and complete and unrestricted power to sell, assign, transfer, convey and deliver all of the Purchased Assets free and clear of all options, adverse claims, restrictions, debts, claims, security interests, defects of title, liens, pledges, charges or encumbrances of any nature whatsoever, except for the Permitted Encumbrances and (b) there shall not be as of the Closing Date any fact or circumstance known to Seller which may or could result in any liability to Buyer, Seller or the Business by reason of any local, state or federal statute or ordinance.

              5.4 CONDITION OF PURCHASED ASSETS. To the knowledge of Seller, all of the Purchased Assets shall be, as of the Closing Date, in good working condition in all material respects.

              5.5 NO CONSENT REQUIRED. Seller shall be solely responsible for any consent, approval, order or authorization of, or declaration, filing or registration with, any person or governmental authority as may be required to be made or obtained in connection with the authorization, execution, delivery or performance of this Agreement or the transactions contemplated hereby and thereby, other than (i) such as will have been made or obtained as of the Closing Date, and (ii) such consents, approvals, orders, authorizations, declarations, filings, or registrations the failure to make or obtain will not have a material adverse effect on Seller, its business, operations or financial condition, or on the Purchased Assets (a "Material Adverse Effect").

              5.6 FINANCIAL STATEMENTS. Seller has delivered annual income statements and balance sheets for its three most recent fiscal years (the "Annual Financial Statements") to Buyer. The Annual Financial Statements have been prepared in accordance with generally accepted accounting principles, consistently applied. To Seller's knowledge, the books, records




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and accounts of the Business accurately and fairly reflect in all material respects the activities, transactions and dispositions of assets relating to the Business.

              5.7 CHANGES SINCE RECENT BALANCE SHEET DATE. With respect to the period from and after the date of the June 30, 2004 Balance Sheet (the "Recent Balance Sheet"), to Seller's knowledge, there has not been any material adverse change in the condition of the Purchased Assets or the Business of Seller, except changes in the ordinary course of business.

              5.8 TAXES. Seller has duly filed or caused to be filed all federal, state, local and foreign tax returns, reports and declarations required to be filed by it, and has paid or made adequate provisions on the books and records of Seller for the payment of all Taxes (as hereinafter defined) due in respect thereof. As used herein, "Taxes" shall mean all taxes, fees, levies or other assessments including but not limited to income, excise, property, sales, social security and unemployment compensation taxes imposed by the United States, any state, county or local government, and any interest or penalty relating to such taxes or other assessments, in each case that relate to the Purchased Assets or the Business or could become a lien thereon.

              5.9 LITIGATION AND PROCEEDINGS. There is no action, suit or proceeding pending or, to the knowledge of the Seller, threatened against the Seller, that would prevent the consummation of the transactions contemplated by this Agreement. Except as otherwise disclosed on Schedule 5.9, there is no suit, action or legal, administrative, arbitrative or other proceeding pending, nor does Seller have written notice or actual notice of any threatened suit, action or legal, administrative, arbitrative or other proceeding in connection with the Seller's Business or Purchased Assets; and to Seller's actual knowledge, Seller is not under governmental investigation with respect to any violation of any law or administrative regulation, federal, local or state, with respect to its design, manufacture or sale of any of the items sold and Seller has no actual knowledge of any existing facts or circumstances which would constitute a basis for such action, proceeding, investigation, suit or arbitration.

              5.10 LABOR AGREEMENTS. Seller has no obligations, contingent or otherwise, under any written employment contract (and to Seller's knowledge, any oral employment contracts), collective bargaining agreement, executive employment agreement, executive compensation agreement, employees' pension or retirement plan, thrift plan, employees' insurance plan, employees' profit sharing or employees' stock purchase plan.

              5.11 COMPLIANCE WITH LAW. To the knowledge of Seller, Seller and the methods and means employed by it in the operation of the Business and its ownership of the Purchased Assets are in compliance with all applicable federal, state, local and foreign laws, regulations or orders of any court, or federal, state, municipal or other governmental department, commission, board, agency or other instrumentality (including without limitation, laws and regulations applicable to environmental standards, wages and hours, civil rights and occupational health and safety), except where such non-compliance would not have or result in a Material Adverse Effect.

              5.12 CUSTOMERS AND SUPPLIERS. As soon as possible after the date of this Agreement, but in no event later than September 1, 2004, Seller shall provide Buyer with a list of the twenty (20) largest customers of the Business in terms of dollar volume of sales for the three (3) preceding fiscal years and for the current fiscal year-to-date, showing the approximate total dollar amount of sales by Seller to each such customer during each such fiscal year and a list of the twenty (20) largest suppliers of the Business in terms of dollar volume of purchases for the

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three (3) preceding fiscal years and for the current fiscal year-to-date, showing the approximate total dollar amount of purchases by Seller from each supplier during each such fiscal year. In the event the listed customers do not represent at least eighty percent (80%) of the total sales volume in any fiscal year, the listing of customers shall be expanded to include the next largest customers such that the total list of customers in the fiscal year represent at least eighty percent (80%) of the total sales volume for that fiscal year. To Seller's knowledge, there has not been any material adverse change in the Business relationship of Seller with any of such customers or suppliers since the date of the Recent Balance Sheet.

              5.13 CONTRACTS AND COMMITMENTS. Each of the Contracts is in full force and effect and has not been modified or amended. Seller is not and no other party is in material breach or default under any Contract, and, to Seller's knowledge, no event has occurred which constitutes, or with the lapse of time or the giving of notice, or both, would constitute such a breach or default by Seller thereunder. True, correct and complete copies of all of the Contracts have been delivered to Buyer. Except as specifically disclosed pursuant to other provisions of this Agreement or in Schedule 5.13, Seller is not a party to any:

                   (a) Purchase Order which by its terms will not be filled within sixty (60) days of its date, is in excess of the normal, ordinary and usual requirements of the Business or provides for the purchase of goods/services at a price in excess of $25,000;

                   (b) Sales Order which by its terms will not be filled within sixty (60) days of its date, quotes prices which are not in the ordinary course of Business or provides for the sale of goods/services at a price in excess of $25,000;

                   (c) agreement with any agent, consultant, advisor, salesperson, sales agent or representative, distributor or dealer, or any agreement or arrangement providing for the payment of any bonus or commission based on sales or earnings;

                   (d) except for Seller's standard limited warranty, any agreement requiring Seller to accept the return of inventory or merchandise in the possession of wholesalers, distributors, retailers or other customers;

                   (e) agreement requiring Seller to assign any interest in any trade secret or prohibiting or restricting Seller from competing in any Business or geographical area or soliciting customers or otherwise restricting it from carrying on its Business anywhere in the world;

                   (f) any other agreement, lease, license or commitment which is material to the Purchased Assets or the conduct of the Business.

              5.14 INTELLECTUAL PROPERTY. As soon as possible after the date of this Agreement, but in no event later than September 1, 2004, Seller shall provide Buyer with a schedule that contains all of the patents, trademarks, copyrights, and similar rights and applications therefor, expired or currently in effect, ever owned or obtained by Seller, or any affiliate of Seller. No claims of infringement are presently pending or, to Seller's knowledge, threatened with respect to any of such rights.

              5.15 ALL NECESSARY ASSETS. The Purchased Assets constitute all of the tangible and intangible assets, rights, and properties necessary to permit Buyer to conduct the Business in

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all material respects in the same manner as the Business has been conducted by the Seller prior to the date hereof.

              5.16 ABSENCE OF UNDISCLOSED LIABILITIES. As of the Closing Date, the Seller will not have any material debts, liabilities or obligations of any nature affecting the Business, or the Purchased Assets (whether accrued, absolute, contingent, direct, indirect, perfected, inchoate, unliquidated or otherwise and whether due or to become due) arising out of transactions entered into on or prior to the Closing Date, or any transaction, series of transactions, action or inaction occurring on or prior to the Closing Date, or any state of facts or condition known to it existing on or prior to the Date Closing (regardless of when such liability or obligation is asserted), including but not limited to liabilities or obligations for governmental charges or penalties, interest or fines thereon or in respect thereof, except as and to the extent clearly and accurately reflected and accrued for or reserved against in the Financial Statements or as otherwise disclosed to Buyer.

              5.17 COMPLIANCE WITH SECURITIES LAWS. Seller has filed all forms, reports and documents required to be filed by Seller with the United States Securities and Exchange Commission (the "SEC") since July 1, 2001 (the "Seller's SEC Reports"). The Seller's SEC Reports (including any financial statements filed as a part thereof or incorporated therein by reference) (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as the case may be, and (ii) did not, at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Seller's SEC Reports or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

         6. BUYER'S REPRESENTATIONS. Buyer hereby represents to the Seller as follows:

              6.1 BUYER'S ORGANIZATION. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Wisconsin and is qualified to do business in the State of Wisconsin.

              6.2 BUYER'S AUTHORITY. The execution and delivery of this Agreement, and all documents to be executed and delivered by Buyer pursuant to this Agreement, have been duly and validly authorized by the Board of Directors of Buyer. This Agreement is, and such other documents when executed and delivered by Buyer will be, valid and binding obligations of Buyer enforceable in accordance with their respective terms.

              6.3 LITIGATION. There are no actions, suits, proceedings pending or, to the knowledge of purchaser, threatened against the purchaser, that would prevent the consummation of the transactions contemplated by this Agreement.

         7.   COVENANTS.

              7.1 FULL ACCESS. From the date hereof to the Closing Date, during reasonable times during normal business hours, Seller will give Buyer and its representatives access to, and will cooperate as Buyer may request in making available to it, all books, records and other information relating to the Business. In the exercise of the rights conferred by Buyer under this

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Section 7.1, Buyer shall use all best efforts to minimize the disruption to
Seller and its business operations.

              7.2 ACCESS TO BOOKS AND RECORDS. Following the Closing, upon reasonable notice and during reasonable times during normal business hours, Buyer shall make the books and records available to Seller for inspection by Seller or its representatives with respect to Seller's operation of the Business prior to the Closing. As used in this Section, the right of inspection includes the right to make abstracts or copies.

              7.3 COVENANT TO SATISFY CONDITIONS. Seller will use its best efforts to ensure that the conditions set forth in Section 8 hereof are satisfied, including, without limitation, the deliveries to Buyer provided for therein. Buyer will use its best efforts to ensure that the conditions set forth in Section 9 hereof are satisfied, including, without limitation, the deliveries to Seller provided for therein.

              7.4 PUBLICITY. Each party will consult with the other party prior to issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Agreement, and will not issue any such release or make any such statement over the reasonable objection of the other party, except as required by law; provided, however, that without the express approval of Seller in its sole discretion, Buyer will not disclose the existence of the transactions contemplated hereby (except to their own advisors) until after the Closing Date.

              7.5  CONDUCT OF BUSINESS PENDING THE CLOSING. Prior to the Closing
Date:


                   (a) Seller will not institute any new or unusual methods of sale, distribution, management, accounting or operation, and Seller will not, except in the ordinary course of business consistent with past practice, engage in any transaction or activity or enter into any agreement, lease, license or commitment;

                   (b) Seller will not create any indebtedness for borrowed money or incur any obligation or liability other than in the ordinary course of the Business consistent with past practice, or subject any of the Purchased Assets to any material lien or encumbrance of any nature;

                   (c) Seller will process sales orders, purchase orders and warranty claims in a manner consistent with Seller's past practice;

                   (d) Seller will maintain all of its property, casualty, liability and other insurance in effect as of the date hereof through the Closing Date;

                   (e) Seller will use its reasonable efforts to preserve the business organization of the Business intact and to preserve for Buyer the present relationships of Seller with the suppliers, customers and employees of the Business and others having business relations with it;

                   (f) Seller will not purchase or acquire or enter into any contract to purchase or acquire for its Business any supplies, inventory, services or other assets except in the ordinary course of business and in quantities consistent with Seller's past practice, or dispose of any asset of the Business (other than items of inventory in the ordinary course of business);

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                   (g)  Seller will use its reasonable efforts to maintain in effect any and all leases, agreements and other rights relating to the Business, other than those which expire by their terms, and Seller will not breach or commit a default under any of the foregoing; provided, however, that nothing in this Section 7 or any other provision of this Agreement shall prohibit or restrict Seller from (a) taking or refusing to take any action in accordance with the ordinary course of business, or (b) taking or refusing to take any action reasonably necessary in the judgment of Seller for the benefit of the Business outside the normal course of business upon written notice thereof to Buyer.

              7.6 TAX ON TRANSACTION. Seller shall be responsible for and shall pay all transfer taxes and fees and sales and use taxes or other taxes and fees which may be imposed in connection with the sale or use of any of the Purchased Assets sold and transferred by Seller to Buyer pursuant to this Agreement.

              7.7 CONFIDENTIALITY. Each party to this Agreement will hold in confidence all documents and information concerning the other party furnished to it in connection with the transactions contemplated by this Agreement and not otherwise lawfully available to it, and will use such information only in connection with such transactions and, after the consummation of such transactions, only in the conduct of its business. Neither party will release or disclose such documents or information to any other person, except to its attorneys, accountants and other outside consultants in connection with this Agreement and its business, except to the extent such party can demonstrate such information was previously known by it, in the public domain through no fault of such party, disclosed to it by a third party having no confidentiality obligation to the other party, or required by law. If the transactions contemplated by this Agreement are not consummated, such confidence shall be maintained and such information and documents shall not be used to the detriment of the disclosing party or otherwise in any manner and all such documents (including copies and extracts thereof) shall be returned to the disclosing party immediately upon its request.

              7.8 FURTHER ASSURANCES. Each party will execute such further documents, and perform such further acts as may be necessary to sell, transfer, assign, convey and deliver the Purchased Assets to Buyer on the terms herein contained and to otherwise comply with the terms of this Agreement and to consummate the transactions contemplated by this Agreement.

              7.9 PRODUCT LIABILITY MATTERS. Any product liability claim made by a customer relating to products invoiced by Seller shall be the sole responsibility of Seller unless the Buyer has subsequently improperly serviced such products and Seller shall indemnify and hold harmless Buyer with respect to any such product liability claims. Any product liability claim made by a customer relating to products invoiced by Buyer or improperly serviced by the Buyer subsequent to the Closing Date shall be the sole responsibility of Buyer and Buyer shall indemnify and hold harmless Seller with respect to any such product liability claims.

              7.10 PRODUCT WARRANTY CLAIM PROCEDURES. Buyer shall notify Seller of any product warranty or other claim made by a customer relating to products invoiced by Seller. Buyer shall perform such warranty related services for Seller at Buyer's expense.

              7.11 USE OF SELLER'S NAME. Following the Closing, neither Seller nor any affiliate of Seller shall, without the prior written consent of Buyer, shall make any use of the name "Ag-Bag" or "Ag-Bag International Limited" or any other name confusingly similar

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thereto, except as may be necessary for Seller to pay the liabilities, prepare tax returns and other reports, and to otherwise wind up and conclude its business.

              7.12 TRANSPORTATION OF PURCHASED ASSETS; RENT-FREE USE OF SELLER'S FACILITY. On the Closing Date, Buyer shall take physical possession of the Purchased Assets and shall be solely responsible for the transportation of the Purchased Assets to Buyer's facility. Buyer shall be allowed to store some or all of the Purchased Assets at Seller's facility for up to ninety (90) days following the Closing Date at no charge. Seller agrees that Buyer may conduct sales of any excess Equipment during such period at Seller's facility.

              7.13 BROKERAGE. Buyer and Seller each covenant to the other that neither it nor any of its officers, directors or employees have employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement.

              7.14 THIRD-PARTY CLAIMS. The parties shall cooperate with each other with respect to the defense of any claim made or litigation commenced by a third party subsequent to the Closing Date which is not subject to the indemnification provisions contained in Section 11, provided that the party requesting cooperation shall reimburse the other party for such other party's reasonable out-of-pocket costs of furnishing such cooperation.

              7.15 NONCOMPETITION. On the Closing Date, Seller and Buyer shall enter into a mutually acceptable Noncompetition Agreement. Notwithstanding anything herein or in such Non-competition Agreement to the contrary, nothing shall preclude Seller from disposing of or otherwise dealing in the inventory not accepted by Buyer in such manner as Seller, in its sound discretion, shall determine.

              7.16 REPORTING. Following the Closing, each party will file all income and other tax returns and reports, including the report required by
Section 1060 of the Internal Revenue Code of 1986, as amended, consistent with the allocation of the Purchase Price set forth in Section 2.2.

              7.17 RECEIVABLES; MAIL. At Closing, Seller shall provide Buyer with a list of all Seller's accounts receivable as of the Closing Date. Buyer shall assist Seller in the collection of Seller's accounts receivable following the Closing Date. Any payments received against those accounts receivable after the Closing Date from Seller's former customers shall be applied against the oldest balance due unless a bona fide dispute exists and the customer directs payment to be applied in a different manner. Both Buyer and Seller agree to promptly forward to one another any mail intended for the other which comes into its possession following Closing.

              7.18 WAIVER BULK SALES COMPLIANCE. Seller shall pay or otherwise satisfy in the ordinary course of business all of its liabilities and obligations not otherwise to be assumed by Buyer hereunder. Buyer and Seller hereby waive compliance with the bulk-transfer provisions of the Uniform Commercial Code (or any similar law) ("Bulk Sales Laws") in connection with the Contemplated Transactions. Seller shall indemnify Buyer from any loss or damages sustained or suffered by Buyer by reason of the parties' failure to comply with any applicable Bulk Sales Laws.

              7.19 ACCOUNTING INFORMATION AND DATA. Seller shall, at its sole cost, but in all respects subject to the rights of any third parties, download into a Microsoft Excel program and

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provide to Buyer all accounting, manufacturing, purchasing, engineering and other data relevant to the operation of the Business. Additionally, Seller shall, at its sole cost, but in all respects subject to the rights of third parties, download and provided to Buyer all manufacturing and engineering drawings into DXF files or such other media as may be reasonably requested by Buyer.

              7.20 NON-SOLICITATION; FIDUCIARY OBLIGATIONS IN EVENT OF SUPERIOR OFFER. Seller shall not solicit, initiate or encourage any inquiries or proposals that constitute a proposal or an offer for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock or similar transaction of such party involving other than the transactions contemplated by this Agreement (any of the foregoing inquiries or proposal being referred to as an "Acquisition Proposal"); provided, however, that nothing contained in this Section 7.20 shall prevent Seller from furnishing non-public information to, or entering into discussions or negotiations with, any third party in connection with an unsolicited bona fide written proposal for an Acquisition Proposal by such third party, if and only to the extent that (1) such third party has made a written proposal to the Seller's Board of Directors to consummate an Acquisition Proposal, which proposal identifies a price or range of values to be paid for the outstanding securities or substantially all of the assets of Seller, as the case may be, (2) the Board of Directors of Seller determines in good faith that such Acquisition Proposal is reasonably capable of being completed on substantially the terms proposed, and would, if consummated, result in a transaction that would provide greater benefit to the Seller's stockholders than the transaction contemplated by this Agreement (a "Superior Proposal"), (3) the Board of Directors of Seller determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, and (5) prior to furnishing such non-public information to, or entering into discussion or negotiation with, such person or entity, the Board of Directors of Seller receives from such person or entity an executed confidentiality agreement. If the Seller receives a Superior Proposal, and the Board of Directors of Seller determines in good faith that it is necessary or advisable to do so in order to comply with its fiduciary duties to Seller and its stockholders, Seller may terminate this Agreement upon payment of a breakup fee to Buyer of $100,000.

         8. CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER. The obligations of Buyer under this Agreement shall, at its option, be subject to the satisfaction, on or before the Closing Date, of all of the following conditions:

              8.1 POSSESSION OF PURCHASED ASSETS. Buyer shall have the right to take possession of the Purchased Assets and receive a duly executed bill of sale and an assignment therefor.

              8.2 REPRESENTATIONS AND WARRANTIES ACCURATE. All representations and warranties of Seller contained in this Agreement shall have been true when made and shall be true at the Closing Date as if such representations and warranties were made at the Closing Date. Seller shall furnish Buyer with an appropriate certificate to that effect, dated as of the Closing Date, and signed by a duly authorized officer of Seller.

              8.3 PERFORMANCE BY SELLER. Seller shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed and complied with by Seller prior to or on the Closing Date, and shall have delivered to Buyer an appropriate certificate to that effect, dated as of the Closing Date, and signed by a duly authorized officer of Seller.

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
              8.4 APPROVAL. The Board of Directors of Seller shall have taken all action necessary to approve the transactions called for by this Agreement and certified copies of any resolutions duly adopted by the Board of Directors shall have been delivered to Buyer.

              8.5 MATERIAL ADVERSE EFFECTS. Since the execution of the Agreement, there shall not have occurred any changes that in the aggregate materially adversely affect the Purchased Assets or Business.

              8.6 CHANGE OF NAME. Seller shall have delivered to Buyer Articles of Amendment to its Articles of Incorporation effecting a change of its name (to be filed immediately after the Closing) together with the filing fees and all other documents needed to effect such name change.

              8.7 NONCOMPETITION AGREEMENTS. Buyer and each of Larry Inman, Mike Schoville, Mike Wallis, Lou Ann Tucker, Walter Jay, Debbie Linder, Art Schuette and Linda Shepard shall have entered into Noncompetition Agreements which shall contain terms and conditions acceptable to Buyer.

         9. CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER. The obligations of Seller under this Agreement shall, at its option, be subject to the satisfaction, on or before the Closing Date of all the following conditions:

              9.1 REPRESENTATIONS AND WARRANTIES ACCURATE. Representations and warranties of Buyer contained in this Agreement shall have been true when made and shall be true at the Closing Date as if such representations and warranties were made at the Closing Date. Buyer shall furnish Seller with an appropriate certificate to that effect, dated as of the Closing Date, and signed by a duly authorized officer of Buyer.

              9.2 PERFORMANCE BY BUYER. Buyer shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed and complied with by Buyer prior to or on the Closing Date and shall have delivered to Seller an appropriate certificate to that effect, dated as of the Closing Date, and signed by a duly authorized officer of Buyer.

              9.3 RECEIPT OF PURCHASE PRICE. Seller shall have received payment of the Purchase Price from Buyer as provided for in Section 2.1.

              9.4 STOCKHOLDER APPROVAL; NO INJUNCTIONS. This Agreement and the transactions contemplated hereby shall have been approved by the stockholders of the Seller in the manner required by law and the charter documents and bylaws of Seller. No governmental entity shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment, injunction, statute, rule, or regulation which has the effect of making this Agreement or the transactions contemplated hereby illegal or otherwise prohibiting the consummation of this Agreement or the transactions contemplated hereby.

              9.5 DISSENTERS. Not greater than 5% of the outstanding shares of the Buyer's capital stock shall have perfected dissenters' rights with respect to the transactions contemplated hereby.

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
         10. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and warranties made in this Agreement by Seller, and Buyer shall survive the Closing Date and shall continue for a period of twelve (12) months following the Closing, except (a) those representations and warranties set forth in Section
5.8 shall continue until the expiration of the applicable statute of limitations, including any extensions thereof, and (b) those representations and warranties set forth in Sections 5.1, 5.2, 5.3(a), 6.1 and 6.2 shall continue indefinitely.

         11.  INDEMNIFICATION AND DISPUTE RESOLUTION.

              11.1 INDEMNIFICATION BY SELLER. Seller shall indemnify and hold Buyer harmless from and against any loss, cost, expense or damage suffered by Buyer (including reasonable attorneys' fees) resulting from or arising out of the breach of any representation or warranty made by Seller under this Agreement or any other agreement with or in favor of Buyer. Seller's obligation under this Section with respect to the breach of any representations or warranties under
Section 5 shall become effective only after and to the extent that the total amount of claim for what Buyer is entitled to indemnification exceeds $50,000.

              11.2 INDEMNIFICATION BY BUYER. Buyer shall indemnify and hold Seller harmless from and against any loss, cost, expense or damage suffered by Seller (including reasonable attorneys' fees) resulting from or arising out of the breach of any representation or warranty made by Buyer under this Agreement or any other agreement with or in favor of Seller. Buyer's obligation under this Section with respect to the breach of any representations or warranties under
Section 6 shall become effective only after and to the extent that the total amount of claim for what Seller is entitled to indemnification exceeds $50,000.

              11.3 NOTICE AND RESOLUTION OF CLAIMS. An indemnified party hereunder shall give notice to the indemnifying party promptly of any claim and within fourteen (14) days of receipt of notice of any lawsuit for which recovery may be sought under this Section 11. If such indemnify shall arise from the claim of a third party, the indemnified party shall tender defense of such claim and the indemnifying party shall assume the defense of any such claim or any litigation resulting from such claim.

              The indemnifying party shall take all steps necessary in the defense or settlement of such claim or litigation but shall notify the indemnified party prior to any settlement that does not include a full and final release from all liability associated with such claim or litigation.

              11.4 DEFENSE OF THIRD PARTY CLAIMS. Failure by the indemnifying party to acknowledge its assumption of the defense of any claim or litigation by a third party within fifteen (15) days after notice thereof shall have been given to the indemnifying party, shall be deemed a waiver by the indemnifying party of its right to defend such claim or litigation. The indemnified party may defend against such claim or litigation in such manner as it may deem appropriate and may settle such claim or litigation on terms as it may deem appropriate.

              11.5 ARBITRATION. Any dispute under this Agreement or under the Consulting and Noncompetition Agreements or under the Noncompetition Agreement shall be submitted to arbitration conducted in accordance with the Commercial Arbitration Rules ("Rules") of the American Arbitration Association ("AAA"). The parties shall submit the dispute to the Milwaukee regional office of the AAA and the situs of the arbitration shall be Milwaukee. The arbitration shall be conducted by a single arbitrator. The parties shall appoint the single arbitrator to arbitrate the dispute within ten (10) business days of the submission of the dispute.

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
In the absence of agreement as to the identity of the single arbitrator to arbitrate the dispute within such time, the AAA is authorized to appoint an arbitrator in accordance with the Rules, except that the arbitrator shall have as his principal place of business the Milwaukee metropolitan area.

              Any award rendered by the arbitrator shall be conclusive and binding upon the parties hereto; provided, however, that any such award shall be accompanied by a written opinion of the arbitrator giving the reasons for the award. This provision for arbitration shall be specifically enforceable by the parties and the decision of the arbitrator in accordance herewith shall be final and binding and there shall be no right of appeal therefrom.

              Any arbitration award shall be paid within ten (10) business days after the award has been made, together with interest, if not paid within such ten day period, at the rate of ten percent (10%) per annum commencing upon the expiration of such ten day period. Judgment upon the award may be entered in any federal or state court having jurisdiction over the parties.

              11.6 COSTS OF ENFORCEMENT. In the event of any suit or proceeding seeking to enforce the terms, covenants, or conditions of this Agreement or under the Consulting and Noncompetition Agreements or under the Noncompetition Agreement, the prevailing party shall, in addition to all other remedies and relief that may be available under the applicable agreement or applicable law, recover his or its reasonable attorneys' fees and costs as shall be determined and awarded by an arbitrator or the court.

              11.7 EXCLUSIVITY OF REMEDY; LIMITATIONS ON AMOUNT. A parties' right to indemnification under this Section 11 shall be the exclusive remedy with respect to any matter otherwise indemnifiable hereunder. In no event shall either parties' obligations to the other (except for any such claim arising out of Buyer's obligation to pay the Purchase Price) under this Section 11 exceed in the aggregate $300,000. The indemnification provisions and limitations set forth in this Section 11 shall not apply to the covenants set forth in Section 7 of this Agreement.

         12.  MISCELLANEOUS MATTERS.

              12.1 AMENDMENT. This Agreement may not be amended or otherwise altered except pursuant to an instrument in writing signed by each of the parties. This Agreement shall inure to the benefit of and shall be binding upon the respective successors and assigns, provided that no party shall assign any of its rights, privileges or obligations hereunder without prior written consent of the other.

              12.2 NOTICES. Any notice, request or instruction to be given hereunder by any party to the other shall be in writing and delivered personally or sent by overnight carrier or by registered or certified mail, postage prepaid,

          If to Seller:                     Ag-Bag International Limited
                                            2320 SE Ag-Bag Lane
                                            Warrenton, OR  97146
                                            Attn:  Mike Schoville, CEO

          With a copy to:                   Schwabe, Williamson & Wyatt, P.C.
                                            Suites 1600-1900 PacWest Center
                                            1211 SW Fifth Avenue

                                            Portland, OR  97204
                                            Attn:  Mark A. Long

          If to Buyer:                      Miller St. Nazianz, Inc.
                                            511 East Main Street
                                            St. Nazianz, WI  54232-0127
                                            Attn:  John C. Miller, President

          With a copy to:                   Whyte Hirschboeck Dudek S.C.
                                            555 East Wells Street, Suite 1900
                                            Milwaukee, WI  53202
                                            Attn:  James R. Lowe

unless Buyer or Seller shall have given notice as provided herein of a different address.

              12.3 HEADINGS AND SCHEDULES. The headings contained in this Agreement are for reference purposes only and are not to be considered in interpreting this Agreement. The Exhibits and Schedules are incorporated into and are made a part of this Agreement.

              12.4 ENTIRE AGREEMENT. This instrument, and the Exhibits and Schedules referred to herein, contain the entire agreement between the parties hereto with respect to the transactions contemplated herein and supersede all previous written or oral negotiations, commitments and writings, except for any non-disclosure or confidentiality agreements heretofore entered into between the parties.

              12.5 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

              12.6 GOVERNING LAW. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Wisconsin.

              12.7 EXPENSES. Each party shall pay its own expenses incident to preparation for entering into and carrying this Agreement into effect and for consummating the transactions contemplated herein.

              12.8 ASSIGNMENT. This Agreement shall not be assigned by either party without the written consent of the other party and any attempted assignment without such written consent shall be null and void and without legal effect.

              12.9 SEVERABILITY. The parties agree that if any provision of this Agreement shall, under any circumstances, be deemed invalid or inoperative, the Agreement shall be construed with the invalid or inoperative provision deleted and the rights and obligations of the parties shall be construed and enforced accordingly.


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
              IN WITNESS WHEREOF, the parties have caused this Agreement to be signed and sealed as of the day and year first above written.


                                AG-BAG INTERNATIONAL LIMITED
                                By:    /s/ LARRY INMAN
                                       ---------------------------------------
                                       Larry Inman, Chairman of the Board &
                                          President

                                By:    /s/ MICHAEL SCHOVILLE
                                       ---------------------------------------
                                       Michael Schoville, CEO

                                MILLER ST. NAZIANZ, INC.
                                By:    /s/ JOHN MILLER
                                       ---------------------------------------
                                       John Miller, President






























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                            List of Omitted Exhibits
                            ------------------------

Exhibit No.
-----------
   1.1      Schedule of Purchased Assets & Permitted Encumbrances

   1.2      Schedule of Excluded Assets

   2.2      Schedule of Purchase Price Allocation

   5.9      Schedule of Litigation and Proceedings

   5.13     Schedule of Contracts and Commitments













































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